FLORIDA GAMING CORPORATION

3500 NW 37th Avenue

Miami, Florida 33142

(305) 633-6400

June 7, 2013

Ms. Heather Clark

Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Florida Gaming Corporation (the “Company”)

Item 4.01 Form 8-K

Filed March 22, 2013

Item 4.01 Form 8-K

Filed April 2, 2013

File No. 000-09099

Dear Ms. Clark:

In reply to the staff’s oral comments (summarized below) to the Company’s letter dated May 6, 2013 in response to the staff’s letter of April 5, 2013 concerning the disclosures at Item 4.01 to the Company’s Current Reports on Form 8-K filed on March 22, 2013 and April 2, 2013, we provide the following information:

1.	Please supplement your response dated May 6, 2013 to provide additional information regarding the initial engagement by Florida Gaming Centers, Inc. (“Centers”) of Morrison, Brown, Argiz & Farra, LLC (“Morrison”) on October 18, 2012. In particular, describe:

a.	The scope of the engagement and the services that were to be performed under the engagement letter.

b.	The retainer that was paid to Morrison in connection with this engagement, and any additional amounts that were paid.

c.	The actual services that were performed by Morrison in connection with this engagement and the date that the services ceased to be performed.

d.	Whether Morrison produced any written report to the Registrant or its affiliates.

e.	Whether Morrison’s work product was used by the company or its affiliates and, if so, in what capacity.

Response:

Morrison was initially engaged by the Company’s and Centers’ Florida litigation counsel to provide litigation support services in connection with claims brought by the Company’s and Centers’ lenders. Centers paid Morrison an initial retainer of $25,000. The engagement contemplated three phases of services, described as follows:

A.	Phase I: Morrison was to review financial and other relevant documents related to the litigation. This was to include inquiries of Florida counsel, the Company and Centers as well as analysis of accounting, tax and other data. Phase I contemplated Morrison providing a report of its findings.

B.	Phase II: Morrison was to act as a consultant to Florida counsel in the preparation of data and other material for use in the proceedings.

C.	Phase III: At the request of Florida counsel, Morrison would appear as an expert witness in depositions and/or the trial.

During its engagement, Morrison reviewed financial and other documents related to the litigation. Morrison also analyzed the Company’s and Centers’ financial data, attended court hearings, and prepared to have its deposition taken as expert witness. Morrison’s engagement then became unnecessary in the ongoing litigation. The last time entry recorded by Morrison in connection with the engagement was on November 26, 2012. Morrison’s engagement was not formally terminated. However, Morrison never provided the Company, Centers or Florida litigation counsel with the report contemplated in Phase I of its engagement. Further, Morrison did not participate in the preparation of data or other material for use in the proceedings, as contemplated by Phase II of its engagement. Finally, Morrison never appeared as an expert witness, either in depositions or at trial, as contemplated by Phase III of its engagement. In addition to the $25,000 retainer, Morrison was paid $16,144 (for a total of $41,144) in connection with this engagement.

2.	Please describe whether the company’s audit committee and board of directors assessed Morrison’s independence, and if so, describe their determination.

Following the Company’s conversations with the SEC staff on May 13, 2013 and May 20, 2013, the Company called a meeting of the sole member of its audit committee, Dr. George Galloway, and a meeting of its three member board of directors.  These meetings were held concurrently on May 22, 2013 for the purposes of assessing Morrison’s ability to act as the Company’s principal accountant and to perform an independent audit of Florida Gaming Center’s financial statements for the fiscal year ended December 31, 2012.

The audit committee reviewed and discussed the circumstances concerning Morrison with the Company’s Chief Financial Officer and legal counsel. The audit committee considered (i) the limited scope of work actually performed by Morrison in connection with its initial engagement, which included only a portion of Phase I of the three-phase engagement before Morrison’s service became no longer necessary in the Company’s ongoing litigation, (ii) the limited duration of the engagement, (iii) the lack of a written report from Morrison, and (iv) the non-use of Morrison’s work by the Company or its affiliates. The audit committee determined that the work performed by Morrison on behalf of the Company under its initial engagement for litigation support services did not impair Morrison’s ability to act as the Company’s principal accountant or to perform an independent audit of Center’s financial statements for the fiscal year ended December 31, 2012. The audit committee then submitted this determination to the Board of Directors for its determination.

The Board reviewed the same circumstances and factors and made the same determination as Dr. Galloway.

* * * * *

As requested by your letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Very truly yours,

/s/ W. Bennett Collett, Jr.

W. Bennett Collett, Jr.

President and Chief Executive Officer

cc:	Kimberly R. Tharp, Chief Financial Officer

R. James Straus

Frost Brown Todd LLC

Joshua M. O'Bryan

Frost Brown Todd LLC